EXHIBIT 99.1

Alpha Compute Regains Full Compliance with Nasdaq Listing Rules

New York, NY, Sept. 25, 2026 (GLOBE NEWSWIRE) -- Alpha Compute Corp. (Nasdaq: ALP) ("Alpha Compute" or the "Company"), a provider of high-density AI compute infrastructure and enterprise GPU services, today announced that it has regained compliance with the Nasdaq Stock Market’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

On March 2, 2026, Nasdaq’s Listing Qualifications Staff (the “Staff”) notified the Company that its Ordinary Shares had failed to maintain a minimum closing bid price of $1.00 per share over the previous 30 consecutive business days, as required by Nasdaq Listing Rule 5550(a)(2).

The Company is pleased to announce that the Staff has determined that, for the 11 consecutive business days from September 9, 2026 through September 23, 2026, the closing bid price of the Company’s Ordinary Shares was at or above $1.00 per share.

Accordingly, Alpha Compute has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

“We are pleased to have regained compliance with Nasdaq’s minimum bid price requirement,” said Wes Levitt, Chief Financial Officer of Alpha Compute. “This milestone reflects our continued focus on strengthening the Company and delivering long-term value for our shareholders.”

About Alpha Compute Corp.

Alpha Compute Corp. (Nasdaq: ALP) is a vertically integrated AI infrastructure company specializing in GPU-as-a-service and AI Confidential Compute. Alpha Compute's mission is to support clients, subsidiaries, and partners across critical sectors including: finance, defense, intelligence, and media with the essential framework for any organization requiring secure, confidential computing environments. For more information, please visit: https://www.alphacompute.ai/

Alpha Compute Corp. is domiciled in the British Virgin Islands and Delaware with offices in New York, Los Angeles, Miami, Amsterdam and Toronto, and is a founding partner of the Right2Compute Coalition (www.right2compute.com).

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws. All statements other than statements of historical fact, including those preceded by, followed by, or incorporating words such as "believes," "expects," "anticipates," "intends," "estimates," "plans," "may," "will," "potential," "continues," or similar expressions are forward-looking statements.

Forward-looking statements in this release include, without limitation: successful completion of the Tioga East acquisition and the development and financing of the planned data center, the; title, acreage and net revenue interest; financing and partner arrangements; gas availability, projected power costs, well and generation plans; development, permitting, construction and commercial operation of the planned initial 200 MW; potential expansion to 1 GW; and potential economic, environmental and community impacts.

These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including: the timing and progress of the Company's strategic initiatives; reliance on third-party vendors and partners; the ability to secure additional financing; uncertainty around the Company's investments and legacy business; risks related to technology platforms and ecosystems; and general market and economic conditions. A more complete discussion of these risks is set forth under "Item 3 - Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended March 31, 2026.

Undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained herein are made as of the date of this press release, and the Company undertakes no obligation to update or revise them publicly, except as required by law.

Investor & Media Contact

Alpha Compute Corp.
ir@alphacompute.ai
www.alphacompute.ai

ir(at)alphacompute.ai